April 9, 2020

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Paul Fischer

Re:

Stereotaxis, Inc.
Registration Statement on Form S-3
Filed March 16, 2020
(Commission File No. 333-237194)

Dear Sir or Madam:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Stereotaxis, Inc. (the “Company”) hereby requests that the Registration Statement referred to above be declared effective on Monday, April 13, 2020 at 10:00 a.m. E.T. or as soon thereafter as shall be practicable.

Very truly yours,

/s/ Kevin Barry
By:	Kevin Barry
Chief Legal Officer, Chief Compliance Officer and Secretary

cc:	Kimberly R. Peery, Chief Financial Officer
Jennifer D’Alessandro, Bryan Cave Leighton Paisner LLP
Robert Endicott, Bryan Cave Leighton Paisner LLP